UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Vocera Communications, Inc.

(Name of Subject Company)

Vocera Communications, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0003 per share

(Title of Class of Securities)

92857F 10 7

(CUSIP Number of Class of Securities)

Brent D. Lang

Chief Executive Officer and Chairman of the Board

Vocera Communications, Inc.

525 Race Street

San Jose, California 95126

(408) 882-5100

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Amanda Rose, Esq. Kris Withrow, Esq. Scott Behar, Esq. Steven Jean, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Doug Carlen General Counsel Vocera Communications, Inc. 525 Race Street San Jose, California 95126 (408) 882-5100

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vocera Communications, Inc., a Delaware corporation (“Vocera”), with the Securities and Exchange Commission on January 25, 2022 (the “Schedule14D-9”), relating to the offer by Voice Merger Sub Corp. (“Purchaser”), a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding Shares at a purchase price of $79.25 per Share (the “Offer Price”), net to the holder in cash, without interest, and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 6, 2022, among Stryker, Purchaser and Vocera (as it may be amended from time to time, the “Merger Agreement”), the Offer to Purchase, dated January 25, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

On January 25, 2022, Vocera posted an employee letter in connection with the launch of the Offer. A copy of the employee letter posted by Vocera is filed as Exhibit (a)(2)(H) to this Schedule 14D-9.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(2)(H)	Employee letter posted by Vocera Communications, Inc. on January 25, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Vocera Communications, Inc.

By:	/s/ Steven J. Anheier
Name: Steven J. Anheier
Title: Chief Financial Officer
Date: January 25, 2022